

Mail Stop 3561

October 10, 2007

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corporation
509 7th Street, N.W.
Washington DC 20004

> **RE:** **Capitol Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-144834**
> **Amended September 12, 2007**

Dear Mr. Ein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 19</u>

1.   We have carefully reviewed your response to prior comment #21 and continue to believe that the Risk Factors should be expanded to disclose that the in no event will the company be required to net cash settle the warrants. It does not appear that the summary disclosure on page 6

adequately conveys the associated risk that a holder may be unable to redeem or exercise their warrants, which may then expire worthless. Please revise your disclosures accordingly.

2.   We understand that existing shareholders and management may acquire shares in the offering or after the offering which would be voted for the initial business combination. Given the adverse impact on insiders if an acquisition is not consummated, please add an appropriate risk factor.

Management's Discussion and Analysis – Related Party Transaction, page 46

3.   Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

Conversion Rights, page 53

4.   The disclosure preceding the reference to a possible "put" right discusses the scenario where a converting shareholder may decide to sell his shares in the market, rather than convert the shares for cash. If such a sale occurs, we don't understand why a "put" right would continue past the acquisition. Please revise.

Conflicts of Interest, page 66

5.   We note your response to prior comment 31. Our comment was not intended to cover only entities against which Capitol Acquisition could not compete. We repeat the comment.   As the right of first refusal agreements do not apply to entities to which pre-existing fiduciary or contractual obligations are owed, your revised disclosure should list those entities with priority over Capitol Acquisition and briefly explain the nature of the conflict. If appropriate, please revise the related risk factor.

Principal Stockholders, page 68

6.   The disclosure at the end of this section refers to Mr. Ein and Capital Acquisition Management LLC as your promoters. Please reconcile with other disclosures in your filing.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller